AutoZone, Inc. (AZO)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

AutoZone Shareholder since 2021

Important to Vote for Proposal 5 and Against the Bait-and-Switch Proposal 4

Both Are Advisory Proposals on the Special Shareholder Meeting Topic

The vague management Proposal 4 has the potential to be a bait-and-switch proposal. The vague Proposal 4 fails to include any specific conditions or restrictions that are always added when a company formally adopts a shareholder right to call a special shareholder meeting.

Thus after the AutoZone annual meeting the AutoZone Board can potentially claim victory for its Proposal 4 and then add decapitating restrictions regarding which shares can be excluded from participating in the 25% stock ownership threshold that would be required to call for a special shareholder meeting.

One decapitating restriction is to exclude all shares owned for less than one continuous year from participating in calling for a special shareholder meeting. AutoZone was asked multiple times to clarify whether AutoZone would take advantage of its vague proposal and add a one-year restriction to Proposal 4 if it was approved by shareholders. Each time AutoZone was asked – AutoZone dodged the question.

Thus a group of shareholders who attempt to show they own 25% of properly aged AutoZone stock could determine that they own 40% of all AutoZone shares when length of stock ownership is factored out. Thus the nominal 25% stock ownership requirement translates into a potential 40% stock ownership requirement.

A 40% threshold would make it almost impossible for AutoZone shareholders to call for a special shareholder meeting. There is no point in giving shareholders a so-called right that is almost impossible to use.

Proposal 4 should have a warning label that in order for shareholders to meet the 25% requirement in Proposal 4 shareholders may need to own 40% of AutoZone shares.

AutoZone shareholders, who have diversified portfolios, can consider whether the AutoZone Governance Committee members, Earl Graves, Jr. and Jill Soltau, who are responsible for the potential bait-and-switch Proposal 4, are qualified to serve on the Governance Committee of any other company.

The reason to vote for Proposal 5 is that it does not call for the exclusion of all shares owned for less than one continuous year.

Important to Vote for Proposal 5 and Against the Bait-and-Switch Proposal 4

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.